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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                                 Qorus.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    747280105
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 4, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the
remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  747280105

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.                      George M. Middlemas
            I.R.S. Identification Nos. of above persons
            (entities only)                                  175 38 7894
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [x]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization             United States
--------------------------------------------------------------------------------

Number of           5.    Sole Voting Power                  56,271
Shares              ------------------------------------------------------------
Beneficially        6.    Shared Voting Power                1,750,428
Owned by            ------------------------------------------------------------
Each Reporting      7.    Sole Dispositive Power             56,271
Person With         ------------------------------------------------------------
                    8.    Shared Dispositive Power           1,750,428
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                                 1,806,699
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9)
            Excludes Certain Shares                          [ ]
--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row (9) 15.8%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)       IN
--------------------------------------------------------------------------------

CUSIP No.  747280105

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.           Apex Investment Fund III, L.P.
            I.R.S. Identification Nos. of above persons
            (entities only)                                  36 4078931
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [x]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------

Number of           5.    Sole Voting Power                  1,641,672
Shares              ------------------------------------------------------------
Beneficially        6.    Shared Voting Power                0
Owned by            ------------------------------------------------------------
Each Reporting      7.    Sole Dispositive Power             1,641,672
Person With         ------------------------------------------------------------
                    8.    Shared Dispositive Power           0
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                                 1,641,672
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9)
            Excludes Certain Shares                          [ ]
--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row (9) 14.5%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)       PN
--------------------------------------------------------------------------------

CUSIP No.  747280105

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.             Apex Strategic Partners, LLC
            I.R.S. Identification Nos. of above persons
            (entities only)                                  36 4115103
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [x]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------

Number of           5.    Sole Voting Power                  108,756
Shares              ------------------------------------------------------------
Beneficially        6.    Shared Voting Power                0
Owned by            ------------------------------------------------------------
Each Reporting      7.    Sole Dispositive Power             108,756
Person With         ------------------------------------------------------------
                    8.    Shared Dispositive Power           0
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each
            Reporting Person                                 108,756
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9)
            Excludes Certain Shares                          [ ]
--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row (9) 0.1%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)       OO
--------------------------------------------------------------------------------

Item 1.

    (a)  Name of Issuer

         Qorus.com, Inc.

    (b)  Address of Issuer's Principal Executive Offices

         9800 South Sepulveda Blvd.
         Suite 318
         Los Angeles, California 90045

Item 2.

    (a)  Name of Person Filing

         George M. Middlemas ("Middlemas"), Apex Investment Fund III, L.P. ("Apex III") and Apex Strategic Partners, LLC ("Apex Strategic").

    (b)  Address of Principal Business Office or, if none, Residence

         Middlemas, Apex III and Apex Strategic maintain their principal place of business at 225 W. Washington, Suite 1450, Chicago, Illinois 60606.

    (c)  Citizenship

         Middlemas is a citizen of the United States. Apex III is a Delaware limited partnership. Apex Strategic is a Delaware limited liability company.

    (d)  Title of Class of Securities

         Common Stock, par value $.001

    (e)  CUSIP Number

         747280105

Item 3.   Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned

               Middlemas is the record owner of 56,271 shares (which number includes 50,000 common stock options at an exercise price of $1 per share); and by virtue of his status as a managing member of the general partner of Apex III may be deemed the beneficial owner of 1,641,672 shares; and by virtue of his status as a managing member of the investment manager of Apex Strategic may be deemed the beneficial owner of 108,756 shares.

               Apex III is the record owner of 1,641,672 shares.

               Apex Strategic is the record owner of 108,756 shares.

          (b)  Percent of Class

               Middlemas is the record owner of 0.5%, based upon 11,403,596 shares outstanding, and may be deemed the beneficial owner of 15.8%, based upon 11,403,596 shares outstanding. Apex III is the beneficial owner of 14.5%, based upon 11,353,596 shares outstanding. Apex Strategic is the beneficial owner of 0.1%, based upon 11,353,596 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 10/5/99 Form 10-SB EDGAR filing.

          (c)  Number of shares as to which the person has

               (i)    Sole power to vote or direct the vote

                      Middlemas       56,271 shares
                      Apex III        1,641,672 shares
                      Apex Strategic  108,756

               (ii)   Shared power to vote or direct the vote

                      Middlemas       1,750,428 shares

               (iii)  Sole power to dispose or to direct the disposition of

                      Middlemas       56,271 shares
                      Apex III        1,641,672 shares
                      Apex Strategic  108,756

               (iv)   Shared power to dispose or to direct the disposition of

                      Middlemas 1,750,428 shares

Item 5.   Not applicable.

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   See Exhibit I.

Item 9.   Not applicable

Item 10.  Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  February 4, 2000

                                         /s/ George M. Middlemas
                                  ----------------------------------------------
                                  GEORGE M. MIDDLEMAS


                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                     -------------------------------------------
                                             George M. Middlemas, a managing
                                             member



                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By:  Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                     -------------------------------------------
                                             George M. Middlemas, a managing
                                             member

                            EXHIBIT I TO SCHEDULE 13G

                        IDENTIFICATION OF GENERAL PARTNER

         The general partner of Apex Investment Fund III, L.P. ("Apex III") is Apex Management III, LLC ("Apex Management"), a Delaware limited liability company. Apex Management's managing members are: George M. Middlemas ("Middlemas"); Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson") and First Analysis Apex Management Company III, LLC ("First Analysis Apex Management"), a Delaware limited liability company. First Analysis Apex Management's managing member is First Analysis Corporation, a Delaware corporation ("FAC").

         The investment manager of Apex Strategic Partners, LLC ("Apex Strategic") is Apex Management.

         F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate managing member of Apex III. Each of Nicklin and Maxwell maintain his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

         Middlemas is principally employed as an executive of Apex Investment Partners and maintains his business address at 225 W. Washington, Suite 1450, Chicago, Illinois 60606 ("Suite 1450"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 1450.

         To the best of Apex III's and Apex Strategic Partners' knowledge, each of the natural persons listed above is a citizen of the United States.

                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Qorus.com, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 4, 2000

                                         /s/ George M. Middlemas
                                  ----------------------------------------------
                                  GEORGE M. MIDDLEMAS


                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                     -------------------------------------------
                                         George M. Middlemas, a managing member



                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By:  Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                     -------------------------------------------
                                         George M. Middlemas, a managing member